BIGGEST LITTLE INVESTMENTS, L.P.
                      3702 S. Virginia St., Unit G2
                             Reno, NV 89502
                   Tel:775-825-3355
 Fax:775-825-9928


January 21, 2011


Via EDGAR
Jorge Bonilla
Senior Staff Accountant
US Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549


     We are in receipt of your letter dated January 20, 2011, containing your comment (the "Second Comment Letter") to our response to your January 12, 2011 letter with respect to our Annual Report on Form 10-K for the year ended December 31, 2009. Following is our response to the Second Comment Letter:

     Given the real estate market conditions in Reno, Nevada, fair market value determination is extremely subjective. Therefore, the Partnership has looked to third party assessments in evaluating whether impairment is needed. The Washoe County Tax Assessor has valued the Sierra Property every year per the following schedule:

          Roll Year     Total Taxable Value
          ---------     -------------------
          2011          $18,157,644
          2010           18,143,459
          2009           19,511,000
          2008           20,831,353
          2007           20,223,965

     Please also note that another government agency recently made an offer to purchase a small portion of the Sierra Property at a price which suggests that no impairment is needed. Please refer to the Form 8-K filed by the Partnership on January 18, 2011, regarding this offer.

     The Partnership is responsible for the adequacy and accuracy of the disclosure in its filings. The Partnership acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     Sincerely yours,


     Biggest Little Investments, L.P.


     /s/ BEN FARAHI
     --------------
         Ben Farahi
         Manager of the General Partner